                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              AMENDMENT NO. 1 TO
                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934


                                  Culp, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.05 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  230215 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                           Linda E. Ransom, Esq.
                            Dewey Ballantine LLP
                          1301 Avenue of the Americas
                           New York, New York 10019
                             (212) 259-8000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 7, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                        (Continued on following pages)
                              (Page 1 of 5 pages)

                                 SCHEDULE 13D

---------------------------------                      -------------------------
CUSIP No. 230215 10 5                                     Page  2  of  5  Pages
         -----------------                                     ---    ---
---------------------------------                      -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George McFadden
      ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            305,050

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          693,750
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             305,050

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          693,750

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      998,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

          This statement constitutes Amendment No. 1 to the Schedule 13D filed by George McFadden with the Securities and Exchange Commission on January 29, 2001 relating to the common stock of Culp, Inc., a North Carolina corporation. Terms defined in the Schedule 13D previously filed have the same meaning in this Amendment.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Item 3 of the Schedule 13D previously filed is hereby amended by adding thereto the following:

          On January 29, 2001, Mr. McFadden purchased in ordinary brokerage transactions on Nasdaq 10,000 shares of the Common Stock of Culp for an average purchase price per share of $3.38 or an aggregate of $33,800.

          On January 30, February 2 and February 7, 2001, the trust under the will of Alexander B. McFadden, Mr. McFadden's father, purchased 8,200, 6,700 and 113,100 shares, respectively, in ordinary brokerage transactions on Nasdaq for an average price per share of $3.38, $3.30 and $3.40, respectively or an aggregate of $434,366.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5(a) of the Schedule 13D previously filed is hereby amended and restated in its entirety to read as follows:

          (a) As a result of the purchases described in Item 3 above, Mr. McFadden beneficially owns 998,800 shares of the Common Stock of Culp, or approximately 8.9% of the 11,208,720 outstanding shares of Common Stock of Culp, as reported in the Form 10-Q of Culp for the quarterly period ended October 29, 2000.

          Item 5(b) of the Schedule 13D previously filed is hereby amended and restated in its entirety to read as follows:

          (b) Mr. McFadden has the sole power to vote or to direct the vote of, and sole power to dispose of or direct the disposition of, 305,050 shares of the Common Stock of Culp.

          Mr. McFadden shares the power to vote or direct the vote of, or the power to dispose or direct the deposition of, a further 693,750 shares of the Common Stock of Culp, as follows. Mr. McFadden serves as co-trustee of a trust under the will of Alexander B. McFadden, deceased, which holds 257,150 shares. Mr. McFadden also serves as co-trustee of a trust dated September 22, 1971 for the benefit of Elizabeth Cutting McFadden which holds 129,150 shares. Mr. McFadden's wife, Carol O. McFadden, holds 49,150 shares. Mr. McFadden has been granted the power to vote, or direct the vote, and the power to dispose, or direct the disposition, of 129,150 shares held by his brother John H. McFadden and 129,150 shares held by his former wife Lesley Taylor. Information with respect to the foregoing persons is set forth in Appendix I hereto.

                               Page 3 of 5 Pages

          Mr. McFadden disclaims beneficial ownership of all shares of Common Stock of Culp reported herein other than those which he owns directly and those held by the trust under the will of Alexander B. McFadden, deceased, of which he is beneficiary.

                               Page 4 of 5 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 8, 2001

                                                /s/ George McFadden
                                        -------------------------------------
                                                    George McFadden

                               Page 5 of 5 Pages